SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 MDC CORPORATION
                                ----------------
                                (Name of Issuer)


                       CLASS A SUBORDINATED VOTING SHARES
                       ----------------------------------
                         (Title of Class of Securities)

                                   55267W-309
                                 ---------------
                                 (Cusip Number)

       RICHARD C. PFENNIGER, JR. 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 29, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

----------------------------------------        --------------------------------
CUSIP NO. 55267W-309                      13D                PAGE 2
--------- ------------------------------        --------------------------------

---- ---------------------------------------------------------------------------
1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PHILLIP FROST, M.D.
---- ---------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group     (a) [X]
           (b) [ ]
---- ---------------------------------------------------------------------------
3    SEC USE ONLY
---- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---- ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
---- ---------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------- ------- ---------------------------------------------------

NUMBER OF                 7     SOLE VOTING POWER
SHARES BENEFICIALLY             0
OWNED BY EACH REPORTING
PERSON WITH
------------------------- ----- -----------------------------------------------
                          8     SHARED VOTING POWER
                                615,435
------------------------- ----- -----------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                0
------------------------- ----- -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                615,435
----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      615,435
----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
----- --------------------------------------------------------------------------

---------------------------------                   ----------------------------
CUSIP NO. 55267W-309                     13D                    PAGE 3
--------- -----------------------                   ----------------------------

---- --------------------------------------------------------------------------
1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FROST-NEVADA, LIMITED PARTNERSHIP
---- ---------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group     (a) [X]
           (b) [ ]
---- ---------------------------------------------------------------------------
3    SEC USE ONLY
---- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
---- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
-------------------- ------- ---------------------------------------------------

NUMBER OF                 7     SOLE VOTING POWER
SHARES BENEFI-CIALLY            0
OWNED BY EACH REPORTING
PERSON WITH
                          ----- ------------------------------------------------
                          8     SHARED VOTING POWER
                                615,435
                          ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                0
                          ----- -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                615,435
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      615,435
---- ---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---- ---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.5%
---- ---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

-----------------------------------                -----------------------------
CUSIP NO. 55267W-309                       13D               PAGE 4
-----------------------------------                 ----------------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FROST-NEVADA CORPORATION
----- --------------------------------------------------------------------------
2     Check the appropriate Box if a Member of a Group     (a) [X]
            (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00
----- --------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEVADA
--------------------- ------- --------------------------------------------------
NUMBER OF                 7    SOLE VOTING POWER
SHARES BENEFI-CIALLY           0
OWNED BY EACH REPORTING
PERSON WITH
                          ---- -------------------------------------------------
                          8    SHARED VOTING POWER
                               615,435
                          ---- -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0
                          ---- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               615,435
------------------------- ------- ----------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      615,435
----- --------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.5%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
----- --------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

          This is Amendment No. 1 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to the Class A Subordinate Voting Shares (the "Shares") of MDC Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 45 Hazelton Avenue, Toronto, Ontario, Canada M5R 2E3.

Item 2.  IDENTITY AND BACKGROUND.

          Item 2 is amended and restated in its entirety as follows:

          Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is primarily engaged in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

          The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

          Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. David H. Moskowitz is the sole director and officer of Frost-Nevada Corporation. David H. Moskowitz's present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz' principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania 19355.

          To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Moskowitz is a citizen of the United States.

Item 4.  PURPOSE OF TRANSACTION.

          Item 4 is amended in its entirety and restated as follows:

          The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, they reserve the right to dispose of some or all of their Shares in the open market or

                                     Page5
in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

          Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety and restated as follows:

          Based upon representations of the Issuer in its filings with the Toronto Stock Exchange, which representations the Reporting Persons confirmed in conversations with the Issuer, as of February 29, 2000, the Reporting Persons beneficially owned less than 5% of the Shares, as indicated below:

                           Amount of Shares Percentage

         NAME                 BENEFICIALLY OWNED*         CLASS**
         ----                 -------------------         -------

Phillip Frost, M.D.           615,435***                  3.5%

Frost-Nevada Corporation      615,435***                  3.5%

Frost-Nevada, Limited         615,435***                  3.5%
Partnership
----------------------------
* Includes an aggregate of 333,333 Shares issuable upon conversion of a presently exercisable Convertible Note held by the Reporting Persons (which amount has been adjusted to give effect to a 1-for-6 reverse stock split effected by the Issuer on May 31, 1996.)
** Based on 17,628,058 Shares, consisting of: (i) 17,294,725 Shares outstanding on February 29,2000 as represented by the Issuer in its filings with the Toronto Stock Exchange and (ii) 333,333 Shares issuable upon conversion of the Convertible Note.
** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

          The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by

                                     Page6
the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

          None of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          1      Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada
Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-1(f)(1)(iii) of the Securities and Exchange Commission.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                         /s/PHILLIP FROST
                                         ----------------
Date: May 3, 2000                        Phillip Frost, M.D.
      ----------

                                         FROST-NEVADA, LIMITED
                                         PARTNERSHIP


                                         /s/DAVID MOSKOWITZ
                                         ------------------
Date: May 3, 2000                        David Moskowitz
      -----------                        President of Frost-Nevada Corporation,
                                         General Partner


                                         FROST-NEVADA CORPORATION


                                         /s/DAVID MOSKOWITZ
                                         ------------------
Date: May 3, 2000                        David Moskowitz, President
      -----------

                                    EXHIBIT 1

         The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the Class A Subordinated Voting Shares of MDC Corporation is filed on behalf of each of us.

                                        /s/ PHILLIP FROST, M.D.
                                        -----------------------
Date: May 3, 2000                       Phillip Frost, M.D.
     ------------

                                        FROST-NEVADA, LIMITED
                                        PARTNERSHIP

                                        /s/ DAVID MOSKOWITZ
                                        ---------------------
Date: May 3, 2000                       David Moskowitz
     ------------                       President of Frost-Nevada Corporation,
                                        General Partner


                                        FROST-NEVADA CORPORATION

                                        /s/ DAVID MOSKOWITZ
                                        ------------------------
Date: May 3, 2000                       David Moskowitz, President
     -----------